SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2008 FINANCIAL RESULTS

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Income

SIGNATURES

This Form 6-K consists of:
The announcement of fourth quarter and fiscal year 2008 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on April 14, 2009.

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FOURTH
QUARTER AND FISCAL YEAR 2008 FINANCIAL RESULTS
SHENZHEN, CHINA — April 14, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company,” or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
Fourth Quarter 2008 Highlights
•	Total revenue increased by 9.0% year-over-year to RMB514.4 million (US$75.4 million) (1).
•	Revenue from wireless coverage products and services decreased by 10.1% year-over-year to RMB397.7 million (US$58.3 million).

•	Revenue from base station RF products tripled as compared to the fourth quarter of 2007, and reached RMB116.8 million (US$17.1 million).
•	Gross profit decreased by 47.6% year-over-year to RMB86.4 million (US$12.7 million).

•	Operating loss was RMB63.9 million (US$9.4 million), compared to an operating profit of RMB91.3 million in the fourth quarter of 2007.

•	Net loss was RMB51.8 million (US$7.6 million), compared to a net income of RMB78.1 million in the corresponding period in 2007.

•	Diluted loss per ADS (2) was RMB2.14 (US$0.31), compared to diluted earnings per ADS of RMB3.13 in the fourth quarter of 2007.
Fiscal Year 2008 Highlights
•	Total revenue increased by 0.5% year-over-year to RMB984.7 million (US$144.3 million).
•	Revenue from wireless coverage products and services decreased by 5.3% year-over-year to RMB763.1 million (US$111.8 million).

•	Revenue from base station RF products increased by 27.7% year-over-year to RMB221.6 million (US$32.5 million).
•	Gross profit decreased by 36.6% year-over-year to RMB233.3 million (US$34.2 million).

•	Operating loss was RMB102.5 million (US$15.0 million), compared to operating profit of RMB116.0 million in 2007.

•	Net loss was RMB118.8 million (US$17.4 million), compared to net income of RMB82.5 million in 2007.

•	Diluted loss per ADS was RMB4.87 (US$0.71), compared to diluted earnings per ADS of RMB3.30 in 2007.

(1)
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to U.S. Dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. Dollars at the noon buying rate for U.S. Dollars in effect on December 31, 2008 in the City of New York for cable transfers in RMB per U.S. Dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.8225. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2008, or at any other date.

(2)	Each ADS represents 25 of our ordinary shares.

Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, said, “In 2008, we met both challenges and opportunities. We benefited from the tremendous opportunities brought by the completion of the restructuring of China’s telecommunications operators and renewed network construction projects. These were, however, offset by challenges from uncertainties that arose during the restructuring process earlier in the year and the disruption of network construction projects during the Beijing Olympic Games.
“As announced last quarter, we committed to a set of strategic and operational initiatives to strengthen our cash flow position and work toward achieving long-term profitability. So far, results have been encouraging. We made improving cash flow position a priority in 2008. We increased the scrutiny of our order selection process and our settlement term improved significantly after the implementation of centralized procurement policies by our major operator customers. As a result, the collection of payments in 2008 increased by RMB276.8 million (US$40.6 million), or 34.9%, as compared to 2007 and accounts receivable came down by RMB35.9 million, resulting in an improved operating cash flow position. We made a provision for a settlement discount of RMB24.4 million as of December 31, 2008, which we offered to certain of our customers in order to accelerate collection of aged accounts receivable. Although these activities have slowed our revenue and profit in the short-term, the resulting accounts receivable and the operating cash flow improvement will strengthen our balance sheet over the long-term.
“We also divested two subsidiaries in Quanzhou to improve short-term liquidity and streamline the manufacturing process. We wrote-off RMB43.6 million (US$6.4 million) of bad debt incurred from wireless equipment sales to non-operator customers. We made a one-time provision of RMB42.0 million (US$6.2 million) for inventory that is no longer suitable for future network construction, due to rapid advancement in wireless coverage technology and the rollout of large-scale 3G network construction. This write-off is necessary so that we can align our stock with market demands, and capitalize on the growing network construction opportunities. Finally, we cut administration expenses by reducing our senior management team from eight to five positions and streamlining middle management.
“We strengthened our RF business development and made breakthroughs in key customer accounts in 2008. We boosted sales to certain leading domestic base station manufacturers, became a qualified supplier for two leading global base station manufacturers, and commenced bulk supply for one of these global base station manufacturers. The RF business contributed 22.5% of our revenue in 2008, as compared to 17.7% in 2007.
“While we are actively pursuing the opportunities presented by the resumption of network construction and expect strong top-line growth in the coming quarters, in light of global financial crises and softened economic conditions, we will continue to prepare for the possibility of further disruptions by continuing our focus on improving our customer mix, streamlining our cost base and operations, and strengthening our balance sheet. We believe the measures that we have implemented will effectively sharpen our competitive edge and enhance our ability to capture future 3G network construction opportunities. Most importantly, we are committed to steadily strengthening our cash flow position as we move toward profitability in the long-term,” concluded Mr. Gao.

Financial Analysis for the Fourth Quarter and Fiscal Year 2008
Revenue
Revenue for the fourth quarter of 2008 increased RMB42.7 million (US$6.3 million), or 9.0%, to RMB514.4 million (US$75.4 million) from RMB471.8 million in the fourth quarter of 2007. The primary driver was the telecommunications operator spending growth following the completion of the industry restructuring in the fourth quarter. China Telecom commenced CDMA equipment bidding immediately after the restructuring plan was announced, and China Mobile followed by opening the bid for its TD-SCDMA phase II network construction. Accelerated network expansion led to greater base station equipment demand and thus increased the Company’s sales from domestic base station manufacturers. As a result, fourth quarter of 2008 revenue from base station RF products tripled over the fourth quarter of 2007. Fourth quarter 2008 revenue from wireless coverage products and services decreased by 10.1% year-over-year, which was mainly due to the disruption of network construction projects during the Beijing Olympic Games and the operator restructuring process; the Company’s initiatives to attract higher quality orders also caused a decrease in its fourth quarter sales volume in the wireless coverage business.
Total fiscal year 2008 revenue was roughly in line with 2007 revenue; the 0.5% increase was the result of a 27.7% year-over-year RF revenue increase and a 5.3% year-over-year wireless coverage revenue decrease.
Revenue breakdown:

	2007		2008
	Q4	FY	Q4		FY
							% of
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000	Revenue

Wireless Coverage Products & Service
China Mobile	201,749	317,735	171,523	25,141	390,266	57,203	39.6%
China Unicom	230,699	377,785	136,180	19,960	244,455	35,831	24.8%
China Telecom	3,374	49,636	64,235	9,415	75,440	11,058	7.7%
China Netcom	1,550	20,515	0	0	5,105	748	0.5%
Overseas	269	11,591	3,300	484	8,128	1,191	0.8%
Non-operators	4,677	28,495	22,431	3,288	39,697	5,818	4.1%

Subtotal	442,318	805,757	397,669	58,288	763,091	111,849	77.5%

RF Products
OEMs	29,460	173,545	116,780	17,117	221,566	32,476	22.5%

Total	471,778	979,302	514,449	75,405	984,657	144,325	100.0%

Cost of Revenues and Gross Profit
The cost of revenue for the fourth quarter of 2008 increased by RMB121.0 million, or 39.4%, to RMB428.1 million (US$62.7 million) from RMB307.1 million in the fourth quarter of 2007.
The cost of revenue for fiscal year 2008 increased by RMB139.9 million, or 22.9%, to RMB751.4 million (US$110.1 million) from RMB611.4 million in 2007.
The increase in cost of revenues was driven primarily by the increased sales volume. In addition, the management has made a one-time write-off of RMB42.0 million (US$6.2 million) for inventory in 2008, which was charged to cost of revenues.
Gross margin decreased from 37.6% in 2007 to 23.7% in 2008. The decrease in gross margin was mainly due to the inventory provision, declining wireless coverage equipment average selling price and the increased revenue contribution from RF base station products, which have a lower gross margin. Excluding the RMB42.0 million inventory provision, the Company’s gross margin in 2008 would have been 28.0%.
Gross profit for the fourth quarter of 2008 decreased by RMB78.3 million, or 47.6%, to RMB86.4 million (US$12.7 million) from RMB164.7 million in the fourth quarter of 2007.
Gross profit for fiscal year 2008 decreased by RMB134.6 million, or 36.6%, to RMB233.3 million (US$34.2 million) from RMB367.9 million in 2007.
Operating Expenses
Total operating expenses for the fourth quarter of 2008 increased by RMB76.9 million, or 104.8%, to RMB150.3 million (US$22.0 million) from RMB73.4 million in the fourth quarter of 2007.
Total operating expenses for fiscal year 2008 increased by RMB83.9 million, or 33.3%, from RMB251.8 million in 2007 to RMB335.8 million (US$49.2 million).
Research and development costs for the fourth quarter of 2008 increased 37.6% to RMB21.6 million (US$3.2 million) from RMB15.7 million in the fourth quarter of 2007.
Research and development costs for fiscal year 2008 increased 24.2% to RMB70.2 million (US$10.3 million) from RMB56.5 million in 2007. The year-over-year increase was mainly due to development initiatives for base station models and 3G wireless coverage products. In 2008, the Company filed a total of 235 technology and product patent applications in China. To date, the Company has developed a number of TD-SCDMA and WCDMA trunk amplifiers and repeaters, and has commenced bulk supply of Radio Remote Unit (RRU) products to one of the key domestic base station manufacturers. In the base station RF module segment, the Company developed RF modules for two leading global base station manufacturers, and has commenced trial supply for one of them. R&D costs accounted for 7.1% of total revenue in 2008, which represents a 1.4% year-over-year increase.
Sales and distribution expenses for the fourth quarter of 2008 increased 58.5% to RMB51.9 million (US$7.6 million) from RMB32.7 million in the fourth quarter of 2007.

Sales and distribution expenses for fiscal year 2008 increased 9.2% to RMB138.5 million (US$20.3 million) from RMB126.8 million in 2007. This was due to increased wireless coverage business travel and communications expenses as telecommunications operators revitalized investments in the fourth quarter 2008. Sales and distribution expenses accounted for 14.1% of total revenue in 2008, as compared to 12.9% in 2007.
General and administrative expenses for the fourth quarter of 2008 increased 207.7% to RMB76.8 million (US$11.3 million) from RMB25.0 million in the fourth quarter of 2007.
General and administrative expenses for fiscal year 2008 increased 85.4% to RMB127.0 million (US$18.6 million) from RMB68.5 million in 2007. The year-over-year increase was mainly attributable to the write-off of RMB43.6 million (US$6.4 million) of bad debt incurred from wireless equipment sales to non-operators. In addition, costs for stock option issuance and expenses associated with the Company’s new Sarbanes-Oxley compliance system each added RMB3.2 million (US$0.5 million) to the general and administrative expenses. General and administrative expenses accounted for 12.9% of total revenue in 2008, as compared to 7.0% in 2007.
Total Other Expenses/Income
Total other income for the fourth quarter of 2008 was RMB22.3 million (US$3.3 million), compared to total other expenses of RMB4.6 million in the same period last year. This change is due to an increased amount of grant income from government subsidies and a gain from the disposal of two subsidiaries.
Total other expenses for fiscal year 2008 decreased by 42.4% to RMB13.9 million (US$2.0 million) from RMB24.2 million in 2007. This year-over-year decrease is primarily due to increased interest income and grant income, a gain from the disposal of two subsidiaries and the decrease of foreign currency exchange loss, these factors were partially offset by an increase in interest expense.
Interest income for the fourth quarter of 2008 increased by 6.3% to RMB16.5 million (US$2.4 million) from RMB15.6 million in the fourth quarter of 2007.
Interest income for fiscal year 2008 increased by 40.1% to RMB31.3 million (US$4.6 million) from RMB22.3 million in 2007. The increase interest primarily arose from the amortization of discounted income from prior years’ accounts receivable.
Interest expense for the fourth quarter of 2008 decreased by 14.6% to RMB12.3 million (US$1.8 million) from RMB14.4 million in the fourth quarter of 2007.
Interest expense for fiscal year 2008 increased by 55.2% to RMB54.8 million (US$8.0 million) from RMB35.3 million in 2007, primarily due to an increased average bank loans balance and an increase in the effective interest rate.

The foreign currency exchange gain for the fourth quarter of 2008 was RMB0.5 million (US$0.1 million), compared to a foreign currency exchange loss of RMB8.7 million in the fourth quarter of 2007, primarily due to the slight depreciation of the RMB to U.S. dollar exchange compared to the fourth quarter of 2007.
The foreign currency exchange loss for fiscal year 2008 decreased by 44.6% to RMB10.4 million (US$1.5 million) from RMB18.8 million in 2007, primarily due to the lower foreign currency deposit and less appreciation of the RMB to U.S. dollar exchange rate compared to 2007.
Grant income from government subsidies for the fourth quarter of 2008 increased by RMB10.1 million to RMB13.0 million (US$1.9 million) from RMB2.9 million in 2007.
Grant income for fiscal year 2008 increased by RMB7.9 million to RMB15.2 million (US$2.2 million) from RMB7.4 million in 2007. This increase was the result of additional projects for which the Company received government grants in 2008 compared to 2007.
Earnings
The fourth quarter 2008 operating loss was RMB63.9 million (US$9.4 million), as compared to an operating profit of RMB91.3 million in the fourth quarter of 2007.
Operating loss for fiscal year 2008 was RMB102.5 million (US$15.0 million), as compared to an operating profit of RMB116.0 million in 2007.
Net loss for the fourth quarter of 2008 was RMB51.8 million (US$7.6 million), as compared to a net income of RMB78.1 million in the fourth quarter of 2007.
Net loss for fiscal year 2008 was RMB118.8 million (US$17.4 million), as compared to a net income of RMB82.5 million in 2007.
Diluted loss per ADS for the fourth quarter of 2008 was RMB2.14 (US$0.31), as compared to diluted earnings per ADS for the fourth quarter of 2007 of RMB3.13.
Diluted loss per ADS for fiscal year 2008 was RMB4.87 (US$0.71), as compared to diluted earnings per ADS for fiscal year 2007 of RMB3.30.
Balance Sheet
Cash and cash equivalents and pledged time deposits as of December 31, 2008 decreased by RMB160.8 million, or 27.9%, to RMB415.7 million (US$60.9 million) from RMB576.6 million as of December 31, 2007, mainly attributable to higher cash outlays for raw material purchases, as well as increased operating expenses, R&D expenses and construction expenses for the manufacturing and research facility.
Total accounts receivable as of December 31, 2008 decreased by RMB35.9 million, or 2.7%, to RMB1.279 billion (US$187.5 million) from RMB1.315 billion as of December 31, 2007. This decrease was mainly attributable to the Company’s efforts to obtain sales orders from higher quality customers and initiatives to improve collection time.

Inventories as of December 31, 2008 decreased by RMB21.5 million, or 4.0%, to RMB520.6 million (US$76.3 million) from RMB542.1 million as of December 31, 2007.
Total assets as of December 31, 2008 decreased by RMB130.7 million, or 4.4%, to RMB2.867 billion (US$420.2 million) from RMB2.997 billion as of December 31, 2007. The decrease was mainly due to the write-off of uncollectible accounts receivable and inventories that were considered obsolete.
Total liabilities as of December 31, 2008 were RMB1.401 billion (US$205.4 million), which was in line with RMB1.405 billion as of December 31, 2007. Current liabilities as of December 31, 2008 increased by RMB17.5 million, or 1.4%, to RMB1.267 billion (US$185.7 million) from RMB1.249 billion as of December 31, 2007, primarily due to a long-term bank loan in the amount of RMB20 million that will be due in 2009 and thus became a portion of current liabilities in the fourth quarter of 2008.
Business Outlook
Wireless Coverage Products and Services
While the Chinese government’s economic stimulus plan accelerated large scale 3G network construction projects, the management believes that the continued and increasing 3G network investments by China’s leading telecommunications operators will present the Company with new market opportunities. At the same time, management believes that the 2G network will remain a key income source for operators in the near term. Under the new competitive landscape created by the restructuring, the three operators must also continue to improve network quality, investing in 2G networks to remain competitive. With its leading market position, management plans to vigorously develop 3G network coverage products in order to increase its 3G market share, while maintaining market share in the traditional 2G market. At the same time, management will continue to evolve its revenue mix to increase contribution from integration and maintenance services to offset the impact of declining equipment prices, and therefore drive further growth and profitability in 2009 and beyond.
Base Station RF Products
As operators accelerate large-scale 3G network construction, base station demand has strengthened. During the WCDMA and CDMA network construction projects, the Company’s two key customers, which are leading base station manufacturers in China, have picked up substantial market share for base station products. As their major supplier for the WCDMA and CDMA modules, GrenTech believes it will benefit from their rapid business growth.
With respect to the development of international customers, GrenTech is now a qualified supplier for two leading global base station manufacturers and has commenced bulk supply for one of them, and provided trial supply to the other. Management believes that revenue from overseas customers will increase considerably over the medium-term.

Guidance for First Quarter 2009
Management estimates that revenue for the first quarter of 2009 will range between RMB280 million and RMB310 million.
Conference Call and Webcast
Following the earnings announcement, GrenTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on Wednesday, April 15, 2009 to discuss its 2008 fourth quarter and full year financial results and recent business activity. To access the live teleconference, please dial 1 866 713-8563 (U.S.), 800 96 3844 (Hong Kong) or 1 617 597-5311 (International), and enter the passcode GRENTECHCALL. Please dial in approximately 10 minutes before the scheduled time of the call.
A replay of the conference call will be available through 10:00 am, Wednesday, April 22, 2009 (Eastern) by dialing 1 888 286-8010 or 1 617 801-6888 and entering the passcode: 75499595.
A webcast replay of the conference call will be available on the investor relations page of GrenTech’s website at http://www.grentech.com.cn/en/Earnings_Announcements.asp.
About GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators’ bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
kentlo@GrenTech.com.cn	GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@taylor-rafferty.com	GrenTech@taylor-rafferty.com

— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and 2008
(RMB and US$ expressed in thousands, except share and per share data)

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$

Assets
Cash and cash equivalents	316,778	293,353	42,998
Pledged time deposits	259,786	122,368	17,936
Accounts receivable, net	925,838	728,260	106,744
Inventories	542,094	520,619	76,309
Other current assets	63,195	115,066	16,866

Total current assets	2,107,691	1,779,666	260,853
Long-term accounts receivable	389,505	551,210	80,793
Other non-current assets	500,103	535,683	78,517

Total assets	2,997,299	2,866,559	420,163

Liabilities and shareholders’ equity
Short-term bank loans	456,050	480,207	70,386
Other current liabilities	793,031	786,410	115,266

Total current liabilities	1,249,081	1,266,617	185,652
Long-term debt	150,000	130,000	19,055
Other non-current liabilities	5,938	4,752	697

Total liabilities	1,405,019	1,401,369	205,404

Minority interest	5,763	4,354	638
Total shareholders’ equity	1,586,517	1,460,836	214,121

Total liabilities and shareholders’ equity	2,997,299	2,866,559	420,163

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Income
For Three-month Periods and Years Ended December 31, 2007 and 2008
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended December 31,			For the Year Ended December 31,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
Revenues	471,778	514,449	75,405	979,302	984,657	144,325
Cost of revenues	(307,124)	(428,096)	(62,748)	(611,436)	(751,367)	(110,131)

Gross profit	164,654	86,353	12,657	367,866	233,290	34,194
Research and development costs	(15,712)	(21,612)	(3,168)	(56,525)	(70,232)	(10,294)
Sales and distribution expenses	(32,727)	(51,859)	(7,601)	(126,816)	(138,524)	(20,304)
General and administrative expenses	(24,965)	(76,829)	(11,261)	(68,498)	(127,028)	(18,618)

Total operating expenses	(73,404)	(150,300)	(22,030)	(251,839)	(335,784)	(49,216)

Operating income/(loss)	91,250	(63,947)	(9,373)	116,027	(102,494)	(15,022)
Interest income	15,556	16,539	2,424	22,313	31,257	4,581
Interest expense	(14,362)	(12,263)	(1,797)	(35,347)	(54,844)	(8,039)
Investment income	—	4,577	671	318	4,873	714
Foreign currency exchange gain/(loss)	(8,693)	489	72	(18,791)	(10,418)	(1,527)
Grant income	2,925	12,978	1,902	7,355	15,209	2,229

Total other expense/(income)	(4,574)	22,320	3,272	(24,152)	(13,923)	(2,042)

Income tax expense	(8,586)	(10,289)	(1,509)	(10,321)	(3,157)	(463)

Income/(loss) before minority interests	78,090	(51,916)	(7,610)	81,554	(119,574)	(17,527)

Net income/(loss)	78,052	(51,775)	(7,588)	82,536	(118,778)	(17,410)
Net income/(loss) per share:
— Basic	0.13	(0.09)	(0.01)	0.13	(0.19)	(0.03)

— Diluted	0.13	(0.09)	(0.01)	0.13	(0.19)	(0.03)

Weighted average number of ordinary shares:
— Basic	623,499,408	605,773,317	605,773,317	624,624,852	610,158,841	610,158,841

— Diluted	623,499,408	605,773,317	605,773,317	624,624,852	610,158,841	610,158,841

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited
/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer
Date: April 15, 2009